Footnote #1
Guy Nohra, Director is a member of Alta California Management Partners II. LLC ("ACMPII")
(which is the general partner ("gp") of Alta California Partners II, L.P. ("ACPII") and a member of
Alta Embarcadero Partners II, LLC ("AEPII"). He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein. Alta Partners ("AP") provides investment advisory services to several venture capital funds including ACPII & AEPII. At the Issuer's initial public offering ("IPO") ACPII sold 370,322 share of Common Stock ("Cm") and AEPII sold 4,678 shares of Cm. As a result of the IPO, AP is no longer a 10% owner. ACPII now beneficially owns 987,524 shares of Cm and AEPII beneficially owns 12,476 shares of Cm. The respective gp of ACPII & members of AEPII exercise sole voting and investment power with respect to the shares owned by such funds. Jean Deleage,
Garett Gruener, Guy Nohra, Daniel Janney and Alix Marduel are members of ACMPII (which is the gp of ACPII), and Jean Deleage, Garrett Gruener and Guy Nohra are members of AEPII
(collectively known as the "principals"). As members of such funds, they may be deemed to share voting and investment powers for the shares held by the funds. The principals disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.